FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 25, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 25, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 25, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
October 25, 2006

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2006

New York and Stockholm – October 25, 2006 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter ended September 30, 2006.

  Total subscriber increase for Q3 06 of 62%, bringing total subscribers to 12.8m
  54% increase in revenues for Q3 06 to $403m (Q3 05: $261m)†
  58% increase in EBITDA for Q3 06 to $179m (Q3 05: $113m) †
  Profit for Q3 06 of $52m (Q3 05: $0.5m)
  Basic earnings per common share for Q3 06 of $0.52 (Q3 05: $0.01)

  52% increase in revenues for the nine months to Sept 2006 to $1,086m (2005: $716m) †
  56% increase in EBITDA for the nine months to Sept 2006 to $479m (2005: $307m) †
  Profit for the nine months to Sept 2006 of $119m (2005: Loss of $6m)
  Basic Earnings per common share of $1.19 for the nine months to Sept 2006 (2005: Loss per share of $0.06)

† Excludes discontinued operations.

Chief Executive Officer’s Review:

Marc Beuls, Chief Executive, comments: “Millicom has delivered another quarter of exceptional growth with revenues increasing by 54% and EBITDA by 58%, fuelled by the addition of almost 1.9 million new subscribers. Total subscribers at the end of the third quarter amounted to 12.8 million but today this figure is over 15 million including the subscribers we have in Colombia. Once again, the primary drivers of growth have been the 72% year on year increase in quarterly revenues in Central America, the 70% increase in South America and the 59% increase in Africa. Encouragingly, the Group EBITDA margin was 44%, an increase of a percentage point over last quarter, with the higher margins in Central and South America and South East Asia more than offsetting the slightly lower margin in Africa and the expected losses from South Asia.

“Capex for the third quarter was $188 million and will exceed $700 for the year, as we invest in our new operation in Colombia and build out the new networks in the Democratic Republic of Congo and Pakistan. With the frequency interference issues in Pakistan resolved and the network build out continuing, particularly in the Karachi region, the re-launch of our Pakistani business is planned for the first quarter of 2007. The launch of Tigo in the Democratic Republic of Congo will take place either later this year or early next year, depending on the environment after the elections, and will complete our planned Tigo roll-out in Africa. We are already seeing that the brand and the values it embodies are driving similar if not higher levels of growth than those we have enjoyed from Latin America and we look forward to demonstrating this to those attending our investor trip to Ghana in November.

“Millicom and the Rafsanjan Industrial Complex (RIC) have mutually agreed to terminate their management contract in Iran as the lack of progress made in resolving the interconnect issues prevented Millicom from building a business delivering returns on investments comparable to those in its other countries.

“We are very excited about the acquisition of a controlling stake in Colombia Movil, the country’s third operator. Millicom has taken management control of the company and has started preparing for the implemention of the Millicom triple “A” business model and the launch of Tigo in the first quarter of 2007.

“This quarter we have taken the decision to show Vietnam as a discontinued operation given the delays occurring in the privatisation process there. A new government is in place in Vietnam and our communications with them have been positive, however, we have still not received clear guidance about the terms and conditions of operating in Vietnam in a privatised market. With Vietnam removed from our pro forma numbers and the impact of Honduras and Pakcom much less significant, we will no longer be reporting pro forma numbers.”

FINANCIAL SUMMARY FOR THE PERIOD TO SEPTEMBER 30, 2006 AND 2005

SUBSCRIBERS	Q3	Q3	Q on Q
	2006	2005	change

- Total(i)	12,795,802	7,912,539	62%
- Attributable(ii)	10,999,379	6,855,957	60%

REPORTED NUMBERS	Q3	Q3	Q on Q	YTD	YTD	YTD
US$ ‘000	2006	2005(iv)	change	2006	2005(iv)	change

Revenues	402,503	260,629	54%	1,086,335	715,551	52%
EBITDA(iii)	178,723	112,975	58%	478,643	307,385	56%
EBITDA margin	44%	43%		44%	43%
Profit for the period	51,791	533		119,052	(5,853)

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.
(iv)	Excludes discontinued operations

FINANCIAL AND OPERATING SUMMARY

  Strong subscriber growth with total subscribers at 12.8 million, an increase of 62% compared to Q3 2005

  1,892,525 new total subscribers added in Q3 2006

  Revenues of $403 million in Q3 2006, up 54% vs Q3 2005

  Record EBITDA of $179 million in Q3 2006, up 58% vs Q3 2005

  Investments include capex of $188 million for the third quarter and $429 million for the nine months to September 2006

  Cash and cash equivalents of $567 million at end of Q3 2006

  Cash upstreaming of $179 million in the nine months to September 2006

  Net debt of $463 million with a Net Debt to full year EBITDA ratio at considerably less than 1:1 enabling significant continuing investment

  Total cellular minutes increased by 74% for the three months ended September 30, 2006 from the same quarter in 2005 and prepaid minutes increased by 87% in the same period.

  On July 12, 2006, Millicom completed its acquisition of the outstanding 4% share in Telefonica Celular del Paraguay SA and now has 100% ownership of the operation.

  In August Millicom repaid its 5% Mandatory Exchangeable Notes with the Tele2 shares that it held. This has relieved Millicom of over $350 million of corporate debt and roughly $26 million in annual interest expense.

SUBSEQUENT EVENTS

  On October 2, 2006 Millicom acquired 21.6 million new shares of Colombia Movil, representing a 50% plus 1 share controlling stake in the company for a consideration of US$125million. Colombia Movil is fully consolidated as a Millicom subsidiary since October 2, 2006.

  In October, Millicom and RIC mutually agreed to terminate their management contract in Iran.

  On October 18, 2006, Millicom sold its broadband business in Peru.

  Millicom is organising a trip to Ghana for analysts and investors from 19-21 November 2006. It will be a similar programme to last year’s visit to Central America, giving guests a chance to join Millicom’s Management to view the day to day workings of the operation.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the third quarter of 2006 Millicom’s worldwide operations in Latin America, Africa and Asia added 1,892,525 net new total cellular subscribers.

At September 30, 2006, Millicom’s total cellular subscriber base increased by 62% to 12,795,802 cellular subscribers from 7,912,539 as at September 30, 2005. Particularly significant year on year percentage increases were recorded in Ghana (119%), Tanzania (117%), Guatemala (96%), Paraguay (86%) and Honduras (82%). Millicom’s attributable subscriber base increased to 10,999,379 as at September 30, 2006 from 6,855,957 as at September 30, 2005, an increase of 60%.

Prepaid subscribers accounted for 12,256,580 or 96% of the total cellular subscribers reported at the end of the third quarter.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006

Total revenues for the three months ended September 30, 2006 were $402.5 million, an increase of 54% from the third quarter of 2005. The Central American market continued to perform strongest, producing a 72% increase in revenues from $120.4 million for the third quarter of 2005 to $207.3 million for the third quarter of 2006, with Guatemala producing the strongest growth for the cluster at 92%. In South America, revenues increased by 70% to $62.3 million, with Paraguay and Bolivia producing increases of 86% and 44% respectively compared to the third quarter of 2005. From 2005, Millicom has been able to pursue higher value customers with value-added services following the roll-out of Tigo branded GSM services across Latin America and this has led to strong ARPU levels across the region.

Third quarter revenues for Africa were $80.3 million compared to $50.4 million in the third quarter of 2005, an increase of 59%, reflecting Millicom’s investment and increased capex in Africa to grow its networks. Excluding the Democratic Republic of Congo which was only acquired in the third quarter of 2005, the strongest market was Ghana which grew by 122%. Revenues from Senegal and Tanzania are starting to see the benefits of the Tigo launches in those countries and Chad has continued to grow strongly quarter on quarter since the fourth quarter of 2005. The Democratic Republic of Congo is building up the network ahead of the launch of Tigo.

Revenues for South East Asia were $28.3 million, up 27% from the third quarter of 2005.

In South Asia, Millicom recorded revenues of $24.4 million, a slight increase from the second quarter of 2006 excluding the impact from the sale of Pakcom. The frequency interference issues and a scheduled reduction in the interconnect tariffs have impacted Paktel revenues in 2006 but the additional investment in the network is expected to enable Paktel to recover market share.

EBITDA for the three months ended September 30, 2006 was $178.7 million, a 58% increase from the third quarter of 2005. Central America recorded growth in EBITDA of 77% from the third quarter of 2005 to $110.9 million and the equivalent increase for South America was 102%, giving EBITDA of $28.4 million. EBITDA for Africa increased by 42% to $31.1 million.

EBITDA for South Asia was $(2.1) million, significantly impacted by the sales and marketing and network improvement costs associated with Paktel’s GSM services. For South East Asia, EBITDA for the third quarter of 2006 was up 24% at $10.5m.

The EBITDA margin in the third quarter of 2006 was 44%, despite the negative impact of South Asia. Central America and South America recorded EBITDA margins of 53% and 46% respectively in the third quarter of 2006. For Africa, the EBITDA margin was 39%, and for South East Asia it was 41%.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

Total revenues for the nine months to September 30, 2006 were $1,086.3 million, an increase of 52% from the same period of 2005. Revenues for Central America were $545.2 million, an increase of 76%, and for South America, revenues were $158.7 million, up 56%. Revenues for Africa were $219.7 million, increasing by 50%. In South East Asia revenues were $80.6 million, up 24% (excluding discontinued operations) and for South Asia, revenues were $82.1 million, down 11% year on year.

EBITDA was $478.6 million for the nine months to September 30, 2006, an increase of 56% over the same period in 2005. EBITDA for Central America for the nine months to September 30, 2006 increased by 79% from the same period in 2005 to $284.0 million and increased by 73% for South America to $69.2 million. Africa recorded a 34% increase to $89.7 million for the nine months ended September 30, 2006.

EBITDA for South East Asia and South Asia was respectively $30.7 million and $5.0 million for the period.

The Group EBITDA margin for the nine months to September 30, 2006 was 44%, for Central America it was 52%, for South America 44%, for Africa 41%, for South East Asia 38% and for South Asia 6%.

Total cellular minutes increased by 59% for the nine months to September 30, 2006 compared with the same period in 2005.

COMMENTS ON FINANCIAL STATEMENTS

  In the third quarter of 2006, the depreciation charge was impacted by a further acceleration of older network equipment. Most non GSM equipment will be fully depreciated by the end of the first half of 2007.

  Opening retained earnings has been amended as a result of the finalization of the purchase price allocation of Millicom’s acquisition of its operation in the Democratic Republic of Congo.

  Other debt and financing increased mainly as a result of the increased Capex during the quarter.

  On August 7, 2006, Millicom settled the 5% Mandatorily Exchangeable Notes by the transfer of 26,905,200 Tele2 AB “B’ shares to the noteholders.

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the three months and nine months ended September 30, 2006, the consolidated balance sheets as at September 30, 2006 and December 31, 2005, the condensed consolidated statements of cash flows and condensed consolidated changes in equity are prepared in accordance with International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the full year 2006 will be published on February 14, 2007.

Luxembourg, October 25, 2006.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
75 Route de Longwy
L-8080 Bertrange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license of approximately 443 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+	352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone:	+	352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Emily Bruning	Telephone:	+	44 20 7321 5027
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16.00 CET / 10.00 ET, on Wednesday, October 25, 2006. The dial-in numbers are: +44 (0)20 7806 1955 / +46 (0)8 5352 6408 or +1 718 354 1388 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 5713945#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended September 30, 2006 and 2005

  Consolidated statements of profit and loss for the nine months ended September 30, 2006 and 2005

  Consolidated balance sheets as at September 30, 2006 and December 31, 2005

  Condensed consolidated statements of cash flows for the nine months ended September 30, 2006 and 2005

  Condensed consolidated statements of changes in equity for the nine months ended September 30, 2006 and 2005

  Quarterly analysis by cluster

  Total subscribers and market position by country

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended September 30, 2006 and 2005

	Quarter ended Sept 30, 2006 (Unaudited) US$ ’000	Quarter ended Sept 30, 2005† (Unaudited) US$ ’000

Revenues	402,503	260,629

Operating expenses
Cost of sales (excluding depreciation and amortization)	(109,773)	(76,359)
Sales and marketing	(66,893)	(38,489)
General and administrative expenses	(48,185)	(34,461)
Other operating income	1,071	1,655

EBITDA	178,723	112,975
Corporate costs	(8,297)	(5,958)
Stock compensation	(2,838)	(864)
Write-back/(write-down) of assets, net	270	(7,221)
Gain from sale of subsidiaries and joint ventures, net	369	419
Depreciation and amortization	(63,968)	(50,390)

Operating profit	104,259	48,961
Valuation movement on investment in securities	(19,556)	21,446
Fair value result on financial instruments	22,320	(18,044)
Interest expense	(29,765)	(37,698)
Interest and other income	6,610	5,556
Exchange loss, net	(4,679)	(4,141)
Profit from associated companies	317	53

Profit before taxes	79,506	16,133
Taxes	(26,733)	(17,601)

Net Profit / (loss) after taxes	52,773	(1,468)
Minority interest	(220)	4,861

Net Profit for the period from continuing operations	52,553	3,393
Result from discontinued operations	(762)	(2,860)

Net Profit for the period	51,791	533

Basic earnings per common share (US$)	0.52	0.01

Weighted average number of shares
outstanding in the period (in thousands)	100,496	98,884

Profit for the period used to determine diluted earnings per
common share	51,791	533

Diluted earnings per common share (US$)	0.51	0.01

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	101,438	99,721

† Several line items reclassified to exclude discontinued operations

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the nine months ended September 30, 2006 and 2005

	Nine months ended Sept 30, 2006 (Unaudited) US$ ’000	Nine months ended Sept 30, 2005† (Unaudited) US$ ’000

Revenues	1,086,335	715,551

Operating expenses
Cost of sales (excluding depreciation and amortization)	(304,741)	(206,840)
Sales and marketing	(171,463)	(111,129)
General and administrative expenses	(133,256)	(92,513)
Other operating income	1,768	2,316

EBITDA	478,643	307,385
Corporate costs	(27,643)	(18,456)
Stock compensation	(9,431)	(2,372)
Write-back/(write-down) of assets, net	9,839	(18,707)
Gain from sale of of subsidiaries and joint ventures, net	5,836	1,944
Depreciation and amortization	(164,800)	(132,453)

Operating profit	292,444	137,341
Valuation movement on investment in securities	(36,386)	(77,357)
Fair value result on financial instruments	65,310	16,533
Interest expense	(105,418)	(105,967)
Interest and other income	19,533	15,752
Exchange gain / (loss), net	(37,074)	46,368
Profit from associated companies	972	451

Profit before taxes	199,381	33,121
Taxes	(76,767)	(43,553)

Net Profit / (Loss) after taxes	122,614	(10,432)
Minority interest	(2,226)	4,545

Net Profit / (Loss) for the period from continuing operations	120,388	(5,887)
Result from discontinued operations	(1,336)	34

Net Profit / (Loss) for the period	119,052	(5,853)

Basic earnings per common share (US$)	1.19	(0.06)

Weighted average number of shares
outstanding in the period (in thousands)	100,241	98,758

Profit / (loss) for the period used to determine diluted earnings
per common share	119,052	(5,853)

Diluted earnings per common share (US$)	1.18	(0.06)

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	101,202	98,758

† Several line items reclassified to exclude discontinued operations

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2006 and December 31, 2005

	Sept 30, 2006 (Unaudited)	Dec 31, 2005*
Assets	US$ ’000	US$ ’000

Non-current assets
Intangible assets, net	424,649	373,487
Property, plant and equipment, net	954,979	671,774
Investment in associates	6,329	5,367
Financial assets:
Financial assets available for sale	21	6,307
Pledged deposits	4,419	6,500
Deferred taxation	3,129	4,817

Total non-current assets	1,393,526	1,068,252

Current assets
Financial assets:
Financial assets at fair value through profit or loss	-	327,803
Financial assets held to maturity	-	7,687
Pledged deposits	48,135	47,035
Inventories	33,949	16,369
Trade receivables, net	145,055	109,165
Amounts due from joint ventures and joint venture partners	21,517	19,244
Amounts due from other related parties	140	1,781
Prepayments and accrued income	53,827	48,046
Supplier advances and other current assets	107,712	67,512
Time deposits	-	108
Cash and cash equivalents	567,384	596,567

Total current assets	977,719	1,241,317

Assets held for sale	5,033	250,087

Total assets	2,376,278	2,559,656

*Intangible assets have been amended to reflect the final purchase price allocation for Millcom’s acquisition of its operation in the Democratic Republic of Congo.

     Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2006 and December 31, 2005

	Sept 30, 2006 (Unaudited)	Dec 31, 2005*
	US$ ’000	US$ ’000
Equity and liabilities
Equity
Share capital and premium (represented by 100,564,396 shares as of September 30, 2006)	368,822	465,157
Treasury stock	-	(8,833)
Other reserves	(12,060)	(15,217)
Retained losses brought forward	(39,565)	(151,779)
Net Profit for the period / year	119,052	10,277

	436,249	299,605
Minority Interest	22,579	34,179

Total equity	458,828	333,784

Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	538,395	537,599
4% Convertible Notes – Debt component	169,143	163,284
Other debt and financing	207,135	120,041
Other non-current liabilities	168,618	203,988
Deferred taxation	32,567	45,228

Total non-current liabilities	1,115,858	1,070,140

Current liabilities
Debt and other financing:
5% Mandatory Exchangeable Notes – Debt component	-	315,359
Other debt and financing	115,946	96,340
Trade payables	321,057	210,540
Amounts due to joint ventures and joint venture partners	15,191	14,122
Amounts due to related parties	4,209	4,780
Accrued interest and other expenses	100,895	61,236
Other current liabilities	243,712	206,631

Total current liabilities	801,010	909,008
Liabilities directly associated with assets held for sale	582	246,724

Total liabilities	1,917,450	2,225,872

Total equity and liabilities	2,376,278	2,559,656

* Equity has been amended to reflect the final purchase price allocation for Millicom’s acquisition of its operation in the Democratic Republic of Congo.

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the nine months ended September 30, 2006 and 2005

	Sept 30, 2006 (Unaudited)	Sept 30, 2005 (Unaudited)
	US$ ’000	US$ ’000

EBITDA	478,643	307,385
Movements in working capital	5,882	31,842

Cash generated from continuing operations	484,525	339,227
Corporate costs	(27,643)	(18,456)
Net interest paid	(47,405)	(48,134)
Taxes paid	(68,557)	(44,536)

Net cash provided by operating activities	340,920	228,101
Cash flow used by investing activities	(485,497)	(248,541)
Cash flow provided by financing activities	103,063	207,021
Cash effect of exchange rate changes	2,459	(705)
Cash generated from discontinued operations	9,872	5,584

Net increase / (decrease) in cash and cash equivalents	(29,183)	191,460
Cash and cash equivalents, beginning	596,567	413,381

Cash and cash equivalents, ending	567,384	604,841

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the nine months ended September 30, 2006 and 2005

	Sept 30, 2006 (Unaudited)	Sept 30, 2005 (Unaudited)
	US$ ’000	US$ ’000

Equity as at January 1	333,784	282,394
Derecognition of negative goodwill on January 1	-	8,202
Profit (loss) for the period	119,052	(5,853)
Stock compensation	9,431	2,372
Reversal of fair value gain on available for sale financial assets	(3,308)	-
Shares issued via the exercise of stock options	13,088	2,909
Equity component of 4% Convertible Bonds	-	39,109
Movement in currency translation reserve	(1,619)	(4,344)
Minority interest	(11,600)	(7,891)

Equity as at period end	458,828	316,898

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

						Increase
	Q3 06	Q2 06	Q1 06	Q4 05	Q3 05	Q3 05 to Q3 06

Total cellular subs
Central America	4,247,941	3,647,697	3,166,682	2,737,126	2,314,053	84%
South America	1,966,614	1,715,347	1,521,356	1,337,739	1,152,309	71%
Africa	3,215,415	2,689,513	2,271,157	2,006,634	1,695,265	90%
South Asia	2,293,768	1,856,396	2,007,669	1,997,150	1,966,724	17%
South East Asia	1,072,064	994,324	924,828	850,336	784,188	37%

Total	12,795,802	10,903,277	9,891,692	8,928,985	7,912,539	62%

Attributable cellular subs
Central America	2,985,925	2,567,464	2,229,018	1,935,272	1,652,924	81%
South America	1,966,614	1,715,347	1,521,356	1,337,739	1,152,309	71%
Africa	3,092,132	2,571,130	2,156,391	1,896,084	1,597,839	94%
South Asia	2,293,768	1,856,395	2,007,669	1,997,150	1,966,724	17%
South East Asia	660,940	615,329	573,232	528,708	486,161	36%

Total	10,999,379	9,325,665	8,487,666	7,694,953	6,855,957	60%

Revenues (US$ ’000) (1)
Central America	207,258	181,420	156,567	141,986	120,370	72%
South America	62,308	51,576	44,810	40,131	36,716	70%
Africa	80,291	72,719	66,690	58,067	50,390	59%
South Asia	24,395	29,119	28,610	29,116	30,830	-21%
South East Asia	28,251	26,797	25,524	24,431	22,323	27%

Total	402,503	361,631	322,201	293,731	260,629	54%

EBITDA (US$ ’000) (1)
Central America	110,874	94,110	79,015	75,071	62,470	77%
South America	28,393	22,278	18,491	16,536	14,077	102%
Africa	31,095	28,944	29,702	21,446	21,943	42%
South Asia	(2,105)	2,319	4,763	7,401	6,039	-135%
South East Asia	10,466	9,529	10,769	9,791	8,446	24%

Total	178,723	157,180	142,740	130,245	112,975	58%

(i) Excludes discontinued operations.

Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding		Country Population (millions) (i)	MIC Market Position(ii)	Total Subscribers
				06 Q3	05 Q3	y-o-y Growth
Central America
El Salvador	(100.0%)	6.8	1 of 5	1,112,173	662,516	68%
Guatemala	(55.0%)	12.3	2 of 3	1,857,947	948,142	96%
Honduras	(66.7%)	7.3	1 of 2	1,277,821	703,395	82%

				4,247,941	2,314,053	84%

South America
Bolivia	(100.0%)	8.9	2 of 3	864,018	557,984	55%
Paraguay	(100.0%)	6.5	1 of 4	1,102,596	594,325	86%

				1,966,614	1,152,309	71%

Africa
Chad	(87.5%)	9.9	2 of 2	156,203	-	-
DRC	(100.0%)	62.6	4 of 4	41,061	-	-
Ghana	(100.0%)	22.4	2 of 4	977,087	447,117	119%
Mauritius	(50.0%)	1.2	2 of 3	246,565	194,851	27%
Senegal	(100.0%)	11.9	2 of 2	883,824	617,761	43%
Sierra Leone	(100.0%)	6.0	3 of 5	28,961	28,710	1%
Tanzania	(100.0%)	37.4	3 of 4	881,714	406,826	117%

				3,215,415	1,695,265	90%

South Asia
Pakcom	-		6 of 6	-	434,049	-
Paktel	(88.9%)	165.8	5 of 6	1,529,682	944,718	62%
Sri Lanka	(100.0%)	20.2	2 of 4	764,086	587,957	30%

				2,293,768	1,966,724	17%

South East Asia
Cambodia	(58.4%)	13.8	1 of 4	988,870	716,841	38%
Laos	(74.1%)	6.4	3 of 5	83,194	67,347	24%

				1,072,064	784,188	37%

Total Subscribers				12,795,802	7,912,539	62%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect